RTN STEALTH SOFTWARE INC.

5250 Satellite Drive, Unit 22

Mississauga, Ontario L4W 5G5

Tel: 905-629-1333 Fax: 905-629-3222

CNSX: RTN; OTCBB: RTNSF; FRANKFURT: 8RT

For Immediate Release: January 19, 2011

RTN Stealth Closes Private Placement

MISSISSAUGA, Ontario, Canada /January 19, 2011/

Michael  Boulter,  President,  COO  and  interim  CEO  of  RTN  Stealth  Software  Inc.  (the  "Company"  or

"RTN  Stealth")  advised  today  that  the  Company  has  completed  the  previously  announced  non-brokered

private   placement   for   gross   proceeds   to   the   Company   of   approximately   $500,000.   Pursuant   to   the

placement the Company issued 9,523,809 units at a purchase price of $0.0525 per unit.  Each unit consists of  one  (1)  common  share  of  the  Company  (a  “Common  Share”)  and  four  (4)  common  share  purchase

warrants  (each,  a  “Warrant”).    Each  whole  Warrant  entitles  its  holder  to  purchase  one  (1)  additional

Common  Share  at  an  exercise  price  of  $0.0525 per  share  at  any  time  prior  to  5:00  p.m.  (Toronto  time)  on

March 31, 2011.

For  additional  information  about  RTN  Stealth  Software  Inc.,  please  contact  us  at  (905)  629-1333  or  visit us at www.rtnstealth.com.

Except  for  historic  information,  the  matters  discussed  in  this  document  contain  certain  forward-looking  statements.  These  statements  involve known  and  unknown  risks,  delays,  uncertainties  and  other  factors  not  under  the  Corporation’s  control  that  may  cause  actual  results,  levels  of activity,  performance  or  achievements  to  be  materially  different  from  the  results,  levels  of  activity,  performance,  achievements  or  expectations expressed or implied by these forward-looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.